Digital Brands Group, Inc.

1400 Lavaca Street

Austin, TX 78701

October 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Brands Group, Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
CIK No. 0001668010
File No. 333-282047

Ladies and Gentlemen:

Reference is made to our letter, dated October 11, 2024, in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 15, 2024. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

* * * *

Very Truly Yours,

Digital Brands Group, Inc.

/s/ John Hilburn Davis IV
John Hilburn Davis IV
Chief Executive Officer

cc: Craig D. Linder, Esq.